SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. No. 06.164.253/0001 -87
N.I.R.E. No. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 16, 2006

Date, Time and Place of Meeting: Held on June 16, 2006, at 9:00, at the Company’s headquarters, at Rua Tamoios 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call for meeting: Waived, once all of the members of the Company’s Board of Directors attended. Agenda: To resolve on: (I) proposal of the Company’s management for the payment of interest on stockholder’s capital, related to the second quarter of 2006 and (II) proposal of the Company’s Officers about the issuance of debt securities to be offered in Brazil and on the international market, at the maximum total value equivalent, on the date of the respective issuance, up to $100,000,000 or to its equivalent in reais, to be split into (a) debt securities convertible into ADS’s (American Depository Shares), representative of the preferred shares issued by the Company (“Notes”), for offering on the international market (“International Offering”); and (b) debentures convertible into preferred shares issued by the Company (“Debentures”) for public offering in Brazil (“Local Offering”), according to the Officers proposal, approved in the Board of Officers meeting, dated on May 30, 2006, which is attached herein as Attachment I, and which will be submitted to the shareholders at an Extraordinary General Meeting. Resolutions taken: After necessary clarifications: (I) the Board approved the proposal of the Company’s management for the payment of interest on stockholder’s capital, as established in paragraph 1, of article 9, of Law 9.249/95. It is approved the payment of R$32.050.376,61 as interest on stockholder’s capital, in the amount of R$0,16348 per preferred and ordinary shares of the Company. The credit of the amount of the interest on stockholder’s capital on the Company’s accounting records shall be made on June 30, 2006, considering the shareholder position of June 20, 2006, “record date”. The Company’s shares shall be traded “ex” right as of June 21, 2006, inclusive. The amount of the interest on stockholder’s capital is subject to withholding income tax, at the rate of 15%, except to shareholders that evidence to be exempt or immune, and those domiciled in a tax heaven jurisdiction, subject to an income tax rate of 25%. Shareholders immune or exempt of withholding income tax shall prove such condition until June 26, 2006, at the Company’s headquarters, in attention to Gol Linhas Aéreas Inteligentes S/A., Investor Relations Office, at Rua Tamoios, 246, ground floor, São Paulo, SP, CEP 04630-000, Telephone: (+55 11) 5033-4393; Fax: (+55 11) 5033-7193, Email: ri@golnaweb.com.br. Such interest on stockholder’s capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2006, according to article 9, paragraph 7, of Law 9.249/95, item V, of Deliberation CVM 207/96 and paragraph 4, of article 25 of Company’s By-Laws, and will be paid to shareholders in August 15, with no remuneration. The payment of interest on stockholder’s capital is resolved according to the quarterly intercalary dividends policy. It is important to note that the percentage of the net profits in each distribution, whether dividends or interest on stockholder’ capital, may vary and will be adjusted in every distribution, in order to assure the minimum dividend of 25% of the corporate year’s net profit (adjusted according to the Law 6.404/76) and to the Company’s Bylaws, any other amounts distributed that exceed that percentage constitute of liberality and does not generate any additional obligations to the Company; and 2006 and (II) proposal of the Company’s Officers about the issuance of debt securities to be offered in Brazil and on the international market, at the maximum total value equivalent, on the date of the respective issuance, up to $100,000,000 or to its equivalent in reais, to be split into (a) debt securities convertible into ADS’s (American Depository Shares), representative of the preferred shares issued by the Company (“Notes”), for offering on the international market (“International Offering”); and (b) debentures convertible into preferred shares issued by the Company (“Debentures”) for public offering in Brazil (“Local Offering”), according to the Officers proposal approved in the Board of Officers meeting, dated on May 30, 2006, which is attached herein as Attachement I, and which will be analyzed by the shareholders at the Company’s Extraordinary General Meeting. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, June 16, 2006.

Presiding Board:

_________________________________________________	_________________________________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

2

Attachment I

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ no. 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF OFFICERS’ MEETING
JUNE 1, 2006

I. DATE, TIME AND PLACE: June 1, 2006, at 10:00, at the Company headquarters located in the City of São Paulo, State of São Paulo, at Rua Tamoios, 246, Térreo. II. CALL NOTICE: The Officers were called by the Chairman in the terms of the Company Bylaws; III. ATTENDANCE: Totality of the Company Officers. IV. PRESIDING BOARD: Mr. Constantino de Oliveira Júnior Chairman, and Mr. Henrique Constantino Secretary; V. AGENDA: Analysis and discussion of the proposal to be presented to the General Meeting of the Company’s Shareholders about (i) the issuance of debt securities to be offered in Brazil and on the international market, at the maximum total value equivalent, on the date of the respective issuance, up to $100,000,000 (one hundred million US dollars) or to its equivalent in reais, to be split into (a) debt securities convertible into ADS’s (American Depository Shares), representative of the preferred shares issued by the Company (“Notes”), for offering on the international market (“International Offering”); and (b) debentures convertible into preferred shares issued by the Company (“Debentures”) for public offering in Brazil (“Local Offering”); VI. DECISIONS: The attending Officers decided by unanimity to present to the General Meeting of Shareholders a proposal regarding: (i) the issuance of Notes for distribution on the international market by the Company (“Notes Issuance”), with the following characteristics and conditions: (a) Total Value of the Notes Issuance: the total value of the issuance will be up to US$100,000,000 (one hundred million US dollars), with the possibility of issuing an additional amount up to US$15,000,000 (fifteen million US dollars); (b) Convertibility and Convertibility Criteria: the Notes will be convertible, at the discretion of their holders, into ADS’s representative of the preferred stock issued by the Company, according to the conversion rate to be defined by the procedure of collecting investment intentions (bookbuilding) to be held by the coordinators of the International Offering; (c) Expiration Term: the Notes will have a twenty (20)-year term, and Note’s holders will have the option of selling them to the Company on specified dates in the years of 2011, 2016 and 2021 by the unit nominal value of the Notes, added by the respective remuneration (d) Remuneration: the main value of the Notes will be paid interests at a rate to be defined in the bookbuilding procedure every six months; (e) Advanced Redemption: the Company will redeem the Notes at any moment as of 2011; (ii) the first issuance of debentures by the Company (“Debentures Issuance”) for public offer, of the unsecured type in a single series, convertible into preferred shares issued by the Company with the following characteristics and conditions: (a) Total Value of the Debentures Issuance: The total value of the issuance will be in the amount equivalent in reais of up to US$100,000,000 (one hundred million US dollars), convertible on the respective issuing date by the US sell exchange rate as published by the electronic system of the Central Bank of Brazil (SISBACEN), transaction PTAX 800, Option 5 (“Exchange Rate”); (b) Updating of the Unit Nominal Value: The Unit Nominal Value of the Debentures will be updated by the variation factor of the closing quote of the Exchange Rate; (c) Form and Specie: the Debentures will be: unsecured, convertible into preferred shares issued by the Company, nominative and entry-book; (d) Convertibility Criteria: the Debentures will be converted, at the discretion of their holders, into preferred shares issued by the Company. The conversion ratio will be determined by means of collecting investment intentions (bookbuilding) to be carried out by the Local Offer coordinators. The conditions to exercise the conversion and adjustment mechanisms of the Debentures conversion rate will be defined in the Indenture; (iii) the allocation of the Total Added Value between the International Offering and the Local Offering will be defined by reason of the demand for the Notes and Debentures, to be verified in the bookbuilding procedure. VIII. Adjournment of the Meeting and Drawing up of the Minutes: This being all, the proceedings were suspended for the time necessary to draw up these minutes. Once the proceedings were restarted, the minutes herein were read and, found in accordance, signed by all attending Officers. IX. Place and Date: São Paulo, June 1, 2006. Chairman – Mr. Constantino de Oliveira Júnior, Secretary – Mr. Henrique Constantino.

_________________________________________________	_________________________________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.